QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.5

BFI Canada Ltd. — MD&A for the three months ended March 31, 2009

Conversion

        Pursuant to the plan of arrangement, the conversion of the BFI Canada Income Fund (the "Fund") trust structure to a corporation resulted in unitholder's of the Fund receiving one common share of BFI Canada Ltd. (the "Company") for each trust unit held on the effective date of conversion, October 1, 2008. The Class A unit held by IESI Corporation ("IESI") was redeemed by the Fund for ten dollars and the Company issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten dollars. The participating preferred shares ("PPSs") issued by IESI remained outstanding and exchangeable into common shares of the Company on a one for one basis, instead of trust units of the Fund. The consolidated financial statements of the Company have been prepared applying continuity of interests accounting. With the exception of the December 31, 2008 consolidated balance sheet, the comparative figures presented herein are those of the Fund.

Disclaimer

        This document may contain forward-looking information relating to the operations of the Company or to the environment in which it operates, which are based on estimates, forecasts, and projections. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict, or are beyond management's control. A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected. These factors include those set forth in the Company's Annual Information Form ("AIF") for the year ended December 31, 2008 and the Company's Management Information Circular dated March 23, 2009. Consequently, readers should not rely on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking information contained herein is based on what management believes to be reasonable assumptions, users are cautioned that actual results may differ. Management disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Introduction

        The following is a discussion of the consolidated financial condition and results of operations of the Company for the three months ended March 31, 2009 and has been prepared with all available information up to and including April 29, 2009. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee ("EIC") abstract 170, "Conversion of an Unincorporated Entity to an Incorporated Entity", the plan of arrangement, and resulting one for one exchange of the Fund's trust units into common shares of the Company, did not constitute a change of control. Accordingly, the consolidated financial statements of the Company have been prepared applying continuity of interests accounting. For the purpose of Management's Discussion and Analysis ("MD&A"), the term "Company" shall denote the financial position and results of operations for the Company and the Fund, and its respective subsidiaries, for all periods presented herein. All amounts are reported in Canadian dollars, unless otherwise stated. The consolidated financial statements ("financial statements") of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim financial statements. This discussion should be read in conjunction with the financial statements of the Company, including notes thereto, and the MD&A for the three months ended March 31, 2008 and year ended December 31, 2008, both of which are filed on www.sedar.com.

Corporate Overview

        The Company, through its operating subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste ("waste") collection and disposal services to commercial, industrial, municipal and residential customers in five Canadian provinces and ten states, and the District of Columbia, in the United States ("U.S."). The Company provides service to over 1.8 million customers with vertically integrated collection and disposal assets.

        The Company's Canadian segment operates under the BFI Canada brand and is Canada's second largest full-service waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to 20 Canadian markets and operates five landfills, four transfer collection stations, seven material recovery facilities ("MRFs"), and one landfill gas to energy facility.

        The Company's U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia. This segment provides service to 39 U.S. markets and operates 16 landfills, 28 transfer collection stations, 11 MRFs, and one transportation operation.

Highlights — For the three months ended March 31, 2009

(all amounts are in thousands of Canadian dollars, except per share or trust unit and participating preferred share ("PPS"), unless otherwise stated)

Financial highlights

	Three months ended March 31
	2009	2008(1)
Operating results
Revenues	$278,818	$244,347
Operating expenses	163,357	147,148
Selling, general and administration expenses ("SG&A")	37,434	30,341

Income before the following ("EBITDA(A)")	78,027	66,858
Amortization	46,564	42,577
Interest on long-term debt	11,461	13,374
Financing costs	383	—
Net (gain) loss on sale of capital assets and landfill assets	(167)	40
Net foreign exchange loss (gain)	104	(624)
Net loss on financial instruments	660	9,047
Other expenses	37	31

Income before income taxes	18,985	2,413

Net income tax expense (recovery)	6,726	(8,061)

Net income	$12,259	$10,474

Net income — attributable to common shareholders	$10,519	$8,776

Net income per weighted average share or trust unit, basic	$0.18	$0.15
Net income per weighted average share or trust unit, diluted	$0.17	$0.15
Shares or trust units and PPSs outstanding
Weighted average number of shares or trust units outstanding	59,306	57,568
Weighted average number of PPSs outstanding	11,137	11,138

Weighted average number of shares or trust units and PPSs outstanding	70,443	68,706

Aggregate number of shares or trust units and PPSs outstanding	78,481	68,706

	Three months ended March 31
	2009	2008(1)
Replacement and growth expenditures(1)
Replacement capital and landfill purchases ("replacement expenditures") — (see page 12)	$15,523	$8,929
Growth capital and landfill purchases ("growth expenditures")	9,598	12,480

Total replacement and growth expenditures	$25,121	$21,409

Operating and free cash flow(B)(1)
Cash generated from operating activities	$60,978	$42,934
Free cash flow(B) — (see page 10)	$37,724	$30,783
Free cash flow(B) per weighted average share or trust unit and PPS	$0.54	$0.45
Dividends and distributions declared
Dividends and distributions declared (shares or trust units)	$16,836	$26,164
Dividends declared (PPSs)	2,784	5,063

Total dividends and distributions declared	$19,620	$31,227

Total dividends or distributions declared per weighted average share or trust unit and PPS	$0.28	$0.45

Notes:

(1)
Net income presented throughout this MD&A has been restated to reflect the adoption of the new accounting standard for non-controlling interests (see Note 4 to the consolidated financial statements). In addition, free cash flow(B) and replacement and growth expenditures have been restated to conform to the current period's presentation. Please refer to page 10 and 12 of this MD&A for further details on the calculations and their methodologies.

Financial highlights for the three months ended March 31, 2009

Three months ended March 31
Increase in revenues	$34,471
Percentage increase in revenues	14.1%

Increase in EBITDA(A)	$11,169
Percentage increase in EBITDA(A)	16.7%

Increase in cash generated from operating activities	$18,044
Percentage increase in cash generated from operating activities	42.0%

Increase in free cash flow(B)	$6,941
Percentage increase in free cash flow(B)	22.5%

Other highlights for the three months ended March 31, 2009

  •
  On March 6, 2009, the Company closed its public offering of 8,500 common shares at $9.50 per share for total gross proceeds of $80,750. The Company applied the net proceeds from the public offering, approximately U.S. $61,500, to the repayment of outstanding borrowings on its U.S. long-term debt facility.

  •
  On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at $9.50 per share for total gross proceeds of $12,113. The Company applied the net proceeds from the over-allotment option, approximately U.S. $9,500, to the repayment of outstanding borrowings on its U.S. long-term debt facility.

  •
  At March 31, 2009, the Company's funded debt to EBITDA(A) ratios, calculated in accordance with its Canadian and U.S. long-term debt facilities, are 1.96 and 3.44 times, respectively.

Review of Operations — For the three months ended March 31, 2009

(all amounts are in thousands of Canadian dollars, except foreign currency exchange rate amounts, unless otherwise stated)

Foreign Currency Exchange Rates

        The Company reports its financial results in Canadian dollars. Accordingly, changes in the foreign currency exchange rate between Canada and the U.S. impacts the translated value of the Company's U.S. operating results. U.S. operating results are translated to Canadian dollars using the current rate method of accounting which applies the average foreign currency exchange rate in effect between Canada and the U.S. during the reporting period. U.S. assets and liabilities are translated to Canadian dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date. Translation adjustments are included in other comprehensive income and are only included in the determination of net income when a reduction in the Company's investment in its foreign operations is realized.

        The U.S. segments' financial position and operating results have been translated to Canadian dollars applying the following foreign currency exchange rates:

	2009			2008
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average
December 31				$1.225		$1.067
March 31	$1.260	$1.245	$1.245	$1.028	$1.004	$1.004

Foreign Currency Exchange Impact on Consolidated Results

        The following table has been prepared to assist readers in assessing the impact of foreign currency exchange on the Company's consolidated results for the three months ended March 31, 2009.

	Company results for 2009 less 2008	Impact of foreign currency exchange(2)	Organic, acquisition and other non-operating changes
	(unaudited)	(unaudited)	(unaudited)
Financial highlights
Revenues	$34,471	$36,885	$(2,414)
Operating expenses	16,209	22,744	(6,535)
SG&A	7,093	4,809	2,284

EBITDA(A)	11,169	9,332	1,837
Amortization	3,987	6,288	(2,301)
Interest on long-term debt	(1,913)	1,648	(3,561)
Financing costs	383	—	383
Net gain (loss) on sale of capital and landfill assets	(207)	(12)	(195)
Net foreign exchange loss (gain)	728	27	701
Net loss on financial instruments	(8,387)	109	(8,496)
Other expenses	6	7	(1)

Income before income taxes	16,572	1,265	15,307

Net income tax expense	14,787	526	14,261

Net income	$1,785	$739	$1,046

Review of Operations
Revenues — Canada	$2,628	$—	$2,628
Revenues — U.S. south	19,868	19,309	559
Revenues — U.S. northeast	11,975	17,576	(5,601)

Total revenues	$34,471	$36,885	$(2,414)

Operating expenses — Canada	$(607)	$—	$(607)
Operating expenses — U.S. south	8,152	11,536	(3,384)
Operating expenses — U.S. northeast	8,664	11,208	(2,544)

Total operating costs	$16,209	$22,744	$(6,535)

SG&A — Canada	$1,534	$—	$1,534
SG&A — U.S. south	3,457	2,685	772
SG&A — U.S. northeast	2,102	2,124	(22)

Total SG&A	$7,093	$4,809	$2,284

Cash generated from operating activities	$18,044	$6,097	$11,947
Free cash flow(B)	$6,941	$4,448	$2,493
Replacement and growth expenditures
Total	$3,712	$2,868	$844
Replacement — Canada	$3,339	$—	$3,339
Replacement — U.S.	$3,255	$1,787	$1,468
Growth — Canada	$(2,251)	$—	$(2,251)
Growth — U.S.	$(631)	$1,081	$(1,712)

Notes:

(2)
U.S. segment results, stated in U.S. dollars, for the three month period ended March 31, 2009 multiplied by the difference between the 2009 and 2008 average foreign currency exchange rate.

Revenues

	Three months ended March 31
	2009	2008	Change
Total	$278,818	$244,347	$34,471
Canada	$88,396	$85,768	$2,628
U.S. south	$99,684	$79,816	$19,868
U.S. northeast	$90,738	$78,763	$11,975

Revenue by service type

	Three months ended March 31, 2009
	Canada	Canada — percentage of gross revenues	U.S. — stated in U.S. dollars	U.S. — percentage of gross revenues
Commercial	$38,754	39.2%	$45,895	25.9%
Industrial	17,030	17.2%	25,105	14.2%
Residential	13,885	14.1%	37,925	21.4%
Transfer and disposal	23,842	24.1%	61,504	34.7%
Recycling and other	5,247	5.3%	6,583	3.7%

Gross revenues	98,758	100.0%	177,012	100.0%
Intercompany	(10,362)		(24,102)

Revenues	$88,396		$152,910

Gross revenue growth components — expressed in percentages and excluding foreign currency exchange

	Three months ended March 31, 2009
	Canada	U.S.
Price
Core price	3.4%	2.5%
Fuel surcharges	-0.5%	-1.2%
Recycled commodities	-0.8%	-2.5%

Total price	2.1%	-1.2%
Volume	-2.0%	-4.2%

Total organic growth	0.1%	-5.4%
Acquisitions	3.7%	2.2%

Total gross revenue growth	3.8%	-3.2%

        The increase in Canadian segment gross revenues is due principally to core price and acquisition growth, approximately $3,200 and $3,500, respectively. Core price growth is due in part to the recovery of recycled commodity price declines. The decline in fuel surcharges is attributable to the decline in the comparative cost of diesel fuel, while the decline in volumes, approximately $1,900, is due in large part to lower third party waste volumes accepted at the Company's landfills. Management remains optimistic that most of the volume shortfalls experienced in the first quarter of 2009 will be recovered over the balance of the year. Recycled commodity pricing declines represent the balance of the change.

        Excluding the impact of foreign currency exchange, approximately $21,400, U.S. south segment gross revenues increased approximately $600. Core pricing remained strong and contributed approximately $3,200 to the comparative increase. Fuel surcharges were the primary offsets to core price growth, approximately $1,900, due to the comparative decline in diesel fuel costs. Lower construction and demolition volumes and recycled commodity pricing also contributed to the decline in U.S. south segment gross revenues.

        Net of the foreign currency exchange impact, approximately $21,300, gross revenues in the U.S. northeast segment declined approximately $6,500. Lower industrial collection, transfer and disposal volumes accounted for approximately $7,100 of the comparative decline, while recycling commodity price declines contributed an additional approximately $4,200 to this segments decline. Acquisitions, approximately $3,800, coupled with net price increases, approximately $1,300, partially offset the aforementioned. Compared to the preceding quarter ended December 31, 2008, the Company's U.S. northeast segment exhibited stabilizing characteristics in the first quarter of 2009. Management is encouraged by this trend and is optimistic about the U.S. northeast segments prospects for the balance of 2009.

Operating expenses

	Three months ended March 31
	2009	2008	Change
Total	$163,357	$147,148	$16,209
Canada	$45,937	$46,544	$(607)
U.S. south	$59,554	$51,402	$8,152
U.S. northeast	$57,866	$49,202	$8,664

        The decline in Canadian segment operating expenses is due to lower vehicle operating costs, largely due to a decline in comparative fuel costs, approximately $1,100, and lower expenses incurred for landfill development initiatives, approximately $1,000. These declines were partially offset by higher disposal costs, approximately $1,500. Higher disposal costs are the result of servicing new customers acquired principally through acquisition.

        Excluding the impact of foreign currency exchange, approximately $11,500, operating expenses in the U.S. south declined. The decline in operating expenses is due to lower vehicle operating costs, approximately $3,400, which is due in large part to lower fuel costs.

        Similarly, operating expenses in the U.S. northeast segment also declined when foreign currency exchange is excluded from this segments period over period change, approximately $11,200. The principal contributor to the operating expense decline is lower disposal volumes and third party transportation costs. Lower disposal volumes are due to the economic slowdown in the region, while lower transportation costs are due to the comparative decline in fuel costs.

SG&A

	Three months ended March 31
	2009	2008	Change
Total	$37,434	$30,341	$7,093
Canada	$12,604	$11,070	$1,534
U.S. south	$13,864	$10,407	$3,457
U.S. northeast	$10,966	$8,864	$2,102

        The increase in Canadian segment SG&A is primarily attributable to higher salaries, approximately $1,300. The comparative increase is the result of acquisition and organic growth, additional compensation expense to retain certain executive employees, and additional sales staff.

        Excluding the impact of foreign currency exchange, U.S. south segment SG&A expense increased approximately $800. The increase is due largely to additional sales staff, salary and facility and office costs and is attributable to organic growth.

        The entire U.S. northeast segment increase is on account of foreign currency exchange, approximately $2,100.

Amortization

	Three months ended March 31
	2009	2008	Change
Total	$46,564	$42,577	$3,987
Canada	$14,103	$13,592	$511
U.S. south	$14,152	$12,244	$1,908
U.S. northeast	$18,309	$16,741	$1,568

        In aggregate, and excluding the impact of foreign currency exchange, approximately $6,300, amortization declined comparatively. Lower amortization expense is attributable to changes in future permitted airspace capacity estimates at the Company's Seneca Meadows landfill, which results in projected landfill construction and development costs being amortized over a higher estimate of landfill capacity.

Interest on long-term debt

	Three months ended March 31
	2009	2008	Change
Total	$11,461	$13,374	$(1,913)
Canada	$2,955	$2,784	$171
U.S.	$8,506	$10,590	$(2,084)

        Higher long-term debt borrowings, partially offset by lower borrowing costs on variable rate lending, is the primary reason for the Canadian segment increase in interest on long-term debt. Higher Canadian segment borrowings are the result of acquisitions, organic growth, capital contributions to IESI in 2008, and absorbing a larger portion of the Company's distributions and dividends paid to unit and shareholders through 2008.

        The decline in U.S. segment interest on long-term debt is due to a combination of lower borrowing costs on variable rate lending and lower long-term debt borrowings. Lower long-term debt borrowings are primarily attributable to the application of net proceeds from the Company's share offerings in March 2009 and capital contributions from the Company's Canadian segment in 2008.

Financing costs

	Three months ended March 31
	2009	2008	Change
Total	$383	$—	$383
Canada	$383	$—	$383
U.S.	$—	$—	$—

        The Company incurred additional financing costs to update its lenders security over certain assets in Canada and to explore debt financing options within its structure.

Net (gain) loss on sale of capital and landfill assets

	Three months ended March 31
	2009	2008	Change
Total	$(167)	$40	$(207)
Canada	$(105)	$(3)	$(102)
U.S.	$(62)	$43	$(105)

        In 2009, the disposition of certain equipment in Canada and the U.S. and certain U.S. south segment landfill assets, resulted in the net gain on sale of capital and landfill assets.

        For 2008, the Company disposed of certain equipment in Canada and the U.S. which resulted in the net (gain) or loss on sale of capital and landfill assets, respectively.

Net foreign exchange loss (gain)

	Three months ended March 31
	2009	2008	Change
Total	$104	$(624)	$728
Canada	$(32)	$(5)	$(27)
U.S.	$136	$(619)	$755

        In 2008, net foreign exchange gains realized by the Company's U.S. segment were principally attributable to gains realized on the settlement of foreign currency hedge agreements. These agreements expired in February 2008 and were not replaced.

Net loss on financial instruments

	Three months ended March 31
	2009	2008	Change
Total	$660	$9,047	$(8,387)
Canada	$98	$22	$76
U.S.	$562	$9,025	$(8,463)

        In 2009, the Canadian segment loss on financial instruments is due to changes in the fair value of funded landfill post-closure costs. The U.S. segment loss is the result of changes in the fair value of interest rate swaps.

        In 2008, the Canadian segment loss on financial instruments relates to changes in the fair value of funded landfill post-closure costs. U.S. segment losses were due largely to interest rate swaps, approximately $7,400, which was entirely the result of a decline in interest rates. The expiry of foreign currency hedge agreements contributed approximately $1,700 to the 2008 loss partially offset by a marginal gain on old corrugated cardboard ("OCC") hedge agreements.

Other expenses

	Three months ended March 31
	2009	2008	Change
Total	$37	$31	$6
Canada	$—	$—	$—
U.S.	$37	$31	$6

        Other expenses are comprised of management bonus costs related to certain acquisitions.

Net income tax expense (recovery)

	Three months ended March 31
	2009	2008	Change
Total	$6,726	$(8,061)	$14,787
Canada	$4,010	$(704)	$4,714
U.S.	$2,716	$(7,357)	$10,073

        In Canada, current income tax expense increased by approximately $1,000. The erosion of losses available for carryforward in certain Canadian operating entities is the primary reason for the increase in current income taxes. The balance of the Canadian segment increase is due to an approximately $3,700 increase in future income tax expense. The utilization of losses available for carryforward within the Canadian segment group of companies effectively reduces future income tax assets and increases future income tax expense. In the first quarter of 2009, utilized tax losses accounted for approximately $3,300 of this segments future income tax expense, compared to a 2008 first quarter recovery of approximately $1,300. The balance of the change is due to net future income tax recoveries recognized on timing differences between the carrying value of Canadian segment intangibles and capital assets and their tax values.

        Excluding the impact of foreign currency exchange, approximately $500, income tax expense increased approximately $9,600 period over period for the Company's U.S. segment. Current income tax expense was virtually unchanged comparatively, leaving future income tax expenses as the lone contributor to the comparative increase. Similar to the Canadian segment, the primary contributor to the Company's comparative U.S. segment increase in future income tax expense is the utilization of tax losses available for carryfoward. In the first quarter of 2009, the Company's U.S. segment recognized future income tax expense of approximately $2,000 resulting from the utilization of tax losses, compared to a 2008 first quarter recovery of approximately $4,700. The balance of the change is due to higher future income tax recoveries recognized in 2008 on timing differences between the carrying value of U.S. segment capital assets and their tax values.

Non-controlling interest

        With the early adoption of Canadian Institute of Chartered Accountants ("CICA") accounting standard Non-Controlling Interests (section 1602), effective January 1, 2009, the Company changed its presentation of non-controlling interests from mezzanine equity to equity on the Company's consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income are attributed to shareholders' equity and non-controlling interest. Adopting this section affects the Company's determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

Other Performance Measures — For the three months ended March 31, 2009

(all amounts are in thousands of Canadian dollars, except per share or trust unit and PPS amounts)

Free cash flow(B)

Purpose and objective

        The purpose of presenting this non-GAAP measure is to align the Company's disclosure with disclosures presented by other U.S. based companies in the waste industry. Investors and analysts use this calculation as a measure of a company's valuation and liquidity. Management uses this non-GAAP measure to assess its performance relative to other U.S. based companies, to assess its primary sources and uses of cash flow, and to assess its ability to sustain its dividend policy.

Free cash flow(B) — cash flow approach

	Three months ended March 31
	2009	2008	Change
Cash generated from operating activities (per statement of cash flows)	$60,978	$42,934	$18,044

Operating
Changes in non-cash working capital items	1,757	10,579	(8,822)
Capital and landfill asset purchases	(25,121)	(21,409)	(3,712)
Other expenses	37	31	6
Financing
Share based compensation	(414)	—	(414)
Financing and landfill development costs (net of non-cash portion)	383	(728)	1,111
Net realized foreign exchange loss (gain)	104	(624)	728

Free cash flow(B)	$37,724	$30,783	$6,941

Free cash flow(B) — EBITDA(A) approach

        The Board of Directors and management of the Company typically calculate free cash flow(B) using an operations approach. Management views EBITDA(A) as a proxy for cash derived from operations.

	Three months ended March 31
	2009	2008	Change
EBITDA(A)	$78,027	$66,858	$11,169

Capital and landfill asset purchases	(25,121)	(21,409)	(3,712)
Landfill closure and post-closure expenditures	(1,527)	(245)	(1,282)
Landfill closure and post-closure cost accretion expense	924	781	143
Interest on long-term debt	(11,461)	(13,374)	1,913
Current income tax expense	(3,118)	(1,828)	(1,290)

Free cash flow(B)	$37,724	$30,783	$6,941

        Excluding the impact of foreign currency exchange, approximately $4,400, free cash flow(B) increased comparatively. While the Company enjoyed increasing EBITDA(A) contributions from its Canadian and U.S. south segments, EBITDA(A) decreased comparatively in the U.S. northeast. On balance, however, EBITDA(A) increased period over period by approximately $1,800, excluding foreign currency exchange. Contributions from the Canadian and U.S. south segments are attributable to acquisition and organic revenue growth coupled with declines in vehicle operating costs, driven principally by declines in fuel costs. The decline in U.S. northeast EBITDA(A) contributions is due largely to lower volumes in the region, which is the result of economic weakness. Lower interest on long-term debt, approximately $3,000 (excluding foreign currency exchange), also contributed to the comparative increase. Lower long-term debt levels and lower borrowing costs on variable rate lending in both Canada and the U.S. are the primary reasons for this decline.

        An increase in current income tax expense, approximately $1,000 (excluding foreign currency exchange), coupled with the timing of landfill closure and post-closure expenditures, up approximately $1,000 (excluding foreign currency exchange), partially offset the increases outlined above. The increase in current income tax expense is entirely attributable to the Canadian segment. The conversion from an income trust to a corporation effectively eliminated the Canadian segments ability to shelter taxable income beyond its available loss carryforwards, which are being eroded at a more vigorous pace since conversion. The Company's change in dividend policy, stemming from the Company's conversion, contemplated the Company's additional cash tax obligations. The timing of remediation spending in the Company's U.S. northeast segment is the principal reason for the increase in landfill closure and post-closure expenditures.

Capital and landfill purchases

        Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended March 31
	2009	2008	Change
Replacement	$15,523	$8,929	$6,594
Growth	9,598	12,480	(2,882)

Total	$25,121	$21,409	$3,712

Capital and landfill purchases — replacement

        Capital and landfill purchases characterized as "replacement expenditures", represent the outlay of cash to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures may include some or all of the following: the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Replacement expenditures also include all landfill construction spending for the Company's operating landfills, which is principally comprised of cell construction.

        Excluding the impact of foreign currency exchange, approximately $1,800, replacement expenditures increased approximately $4,800. The Canadian segment represented approximately $3,300 of the increase with the balance, approximately $1,500, due to the Company's U.S. segment. The Canadian segment increase is due in large part to the timing of landfill cell construction, which accounts for approximately $2,400 of the increase, with the balance attributable to working capital adjustments. The U.S. segment increase is also on account of the timing of landfill cell construction and working capital adjustments.

Capital and landfill purchases — growth

        Capital and landfill purchases characterized as "growth expenditures", represent the outlay of cash to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures may include some or all of the following: vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment to support new contract wins and organic business growth.

        Net of foreign currency exchange, approximately $1,100, growth expenditures declined approximately $4,000. In Canada and the U.S., growth expenditures declined approximately $2,300 and $1,700, respectively, due in large part to a decline in capital required to service new residential contract wins which commenced in 2008.

        Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over the assets useful life.

Dividends and Distributions

(all amounts are in thousands of Canadian dollars, except per share or trust unit and PPS amounts)

2009

        In conjunction with the Company's conversion from an income trust to a corporation, the Company's expected record and payment dates for its regular dividends, in 2009, are as follows:

Expected regular dividend schedule (payable quarterly)

Record date	Payment date	Dividend amounts per share and PPS
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 31, 2009	January 15, 2010	0.125

Total		$0.500

        In conjunction with the Company's conversion from an income trust to a corporation, the Company's expected record and payment dates for its special dividends, payable only in 2009, are as follows:

Expected special dividend schedule (payable quarterly)

Record date	Payment date	Dividend amounts per share and PPS
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 17, 2009	December 31, 2009	0.125

Total		$0.500

2008

        The Company's predecessor declared distributions and dividends to trust unit and participating preferred shareholders of record for the period from January to March 2008 totaling $31,227, representing a monthly payout of $0.1515 per trust unit and PPS.

Summary of Quarterly Results
(all amounts are in thousands of Canadian dollars, except per share or trust unit amounts)

2009	Q1	Total
Revenues
Canada	$88,396	$88,396
U.S. south	99,684	99,684
U.S. northeast	90,738	90,738

Total revenues	$278,818	$278,818

Net income	$12,259	$12,259

Net income per weighted average share, basic	$0.18	$0.18

Net income per weighted average share, diluted	$0.17	$0.17

2008	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$99,557	$104,999	$100,754	$85,768	$391,078
U.S. south	101,394	91,384	88,234	79,816	360,828
U.S. northeast	97,923	97,164	91,274	78,763	365,124

Total revenues	$298,874	$293,547	$280,262	$244,347	$1,117,030

Net income (see Note 1, page 3)	$12,901	$14,296	$17,960	$10,474	$55,631

Net income per weighted average share or trust unit, basic and diluted	$0.19	$0.21	$0.26	$0.15	$0.81

2007	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$89,418	$87,735	$86,019	$73,355	$336,527
U.S. south	77,479	82,278	80,398	74,535	314,690
U.S. northeast	84,132	68,500	59,098	54,410	266,140

Total revenues	$251,029	$238,513	$225,515	$202,300	$917,357

Net income (see Note 1, page 3)	$5,874	$12,584	$7,034	$12,515	$38,007

Net income per weighted average trust unit, basic and diluted	$0.09	$0.18	$0.10	$0.19	$0.56

Total approximate quarterly revenue growth from Q1 2007 to Q1 2009

Revenues — Q1 2007	$202,300

Revenue growth additions:
Acquisitions completed from 2007 to 2009	63,700
Net price, volume, and fuel and environmental surcharge growth, net of foreign currency translation	12,800

Revenues — Q1 2009	$278,800

Financial Condition
(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada — March 31, 2009	U.S. — March 31, 2009	Consolidated — March 31, 2009	Canada — December 31, 2008	U.S. — December 31, 2008	Consolidated — December 31, 2008
Accounts receivable	$51,541	$77,074	$128,615	$55,551	$76,421	$131,972
Intangibles	$23,793	$117,439	$141,232	$26,986	$119,841	$146,827
Goodwill	$61,629	$715,466	$777,095	$61,629	$694,968	$756,597
Capital assets	$160,814	$334,976	$495,790	$163,517	$336,884	$500,401
Landfill assets	$185,209	$580,884	$766,093	$185,305	$562,456	$747,761
Working capital deficit — (current assets less current liabilities)	$(47,735)	$(4,975)	$(52,710)	$(32,310)	$(4,399)	$(36,709)

Accounts receivable

Change — Consolidated March 31, 2009 versus December 31, 2008	$(3,357)
Change — Canada — March 31, 2009 versus December 31, 2008	$(4,010)
Change — U.S. — March 31, 2009 versus December 31, 2008	$653

        The timing of certain collections due from various cities, reduced landfill volumes, seasonality, and additional efforts to collect owed amounts, is the primary reason for the Canadian segment decline.

        Foreign currency translation represents approximately $2,200 of the U.S. segment rise in accounts receivable. Accordingly, U.S. segment accounts receivable declined period over period, approximately $1,500. The decline is due in large part to economic weakness in the U.S. northeast segment coupled with seasonality and additional efforts to collect owed amounts.

Intangibles

Change — Consolidated March 31, 2009 versus December 31, 2008	$(5,595)
Change — Canada — March 31, 2009 versus December 31, 2008	$(3,193)
Change — U.S. — March 31, 2009 versus December 31, 2008	$(2,402)

        The Canadian segment decline is entirely attributable to amortization.

        Amortization, approximately $5,800, net of foreign currency exchange, approximately $3,400, is the reason for the decline in U.S. segment intangibles.

Goodwill

Change — Consolidated March 31, 2009 versus December 31, 2008	$20,498
Change — Canada — March 31, 2009 versus December 31, 2008	$—
Change — U.S. — March 31, 2009 versus December 31, 2008	$20,498

        Foreign currency translation represents approximately $20,200 of the comparative increase in U.S. segment goodwill. Fair value adjustments to preliminary purchase price allocations recorded in prior periods represents the balance of the increase, approximately $300.

Capital assets

Change — Consolidated March 31, 2009 versus December 31, 2008	$(4,611)
Change — Canada — March 31, 2009 versus December 31, 2008	$(2,703)
Change — U.S. — March 31, 2009 versus December 31, 2008	$(1,908)

        The decline in Canadian segment capital assets is primarily attributable to amortization, approximately $6,600, and working capital adjustments, approximately $4,100. Cash expenditures for vehicle, equipment, and container purchases, totaling approximately $8,100, partially offset the foregoing declines. Capital asset additions were incurred principally to service new contract wins. The balance of the change is on account of capital asset disposals.

        The decrease in U.S. segment capital assets is a function of the following: amortization, approximately $16,200, disposals, approximately $1,600, and working capital adjustments, approximately $2,300. The aforementioned decreases were partially offset by cash expenditures for capital assets, approximately $7,700, and foreign currency exchange, approximately $9,700. Capital asset additions were incurred principally to maintain the Company's current compliment of capital assets and to service organic growth. The balance of the change is on account of gains recognized on capital asset disposals.

Landfill assets

Change — Consolidated March 31, 2009 versus December 31, 2008	$18,322
Change — Canada — March 31, 2009 versus December 31, 2008	$(96)
Change — U.S. — March 31, 2009 versus December 31, 2008	$18,428

        Amortization, including the amortization of capitalized landfill asset closure and post-closure costs, approximately $4,300, is the primary reason for the Canadian segment decline in landfill assets. Amortization was partially offset by additions, approximately $2,300, working capital adjustments, approximately $1,200, and capitalized landfill closure and post-closure costs, a non-cash item, approximately $700. Landfill construction efforts were principally carried out at the Company's Lachenaie landfill during the period.

        Foreign currency translation, approximately $16,400, coupled with additions, approximately $7,100, capitalized landfill closure and post-closure costs, approximately $9,600, and working capital adjustments, approximately $600, are the primary reasons for the U.S. segment increase. Amortization, approximately $10,500, and disposals and disposal losses, approximately $4,800, partially offset the aforementioned increases. Landfill construction at the Fund's Seneca Meadows site is the largest contributor to landfill asset additions during the period.

Working capital deficit

Change — Consolidated March 31, 2009 versus December 31, 2008	$(16,001)
Change — Canada — March 31, 2009 versus December 31, 2008	$(15,425)
Change — U.S. — March 31, 2009 versus December 31, 2008	$(576)

        A decline in accounts receivable, outlined above, approximately $4,000, coupled with an approximately $14,400 increase in dividends payable, are the primary reasons for the Canadian segment increase in its working capital deficit. Changes to the Company's dividend policy, which occurred in conjunction with the Company's conversion from an income trust to a corporation, coupled with the Company's share offering in March 2009, contributed to the increase in dividends payable. An increase in income taxes payable, due in large part to the Company's conversion, coupled with a decline in prepaid expenses, due to the reclassification of containers purchased on behalf of cities in the province of Quebec to other receivables, was partially offset by declines in accounts payable and accrued charges resulting principally from the payment of capital and landfill asset purchases and compensation expense accrued at December 31, 2008.

        For the Company's U.S. segment, declines in accounts payable and accrued charges were largely offset by an increase in dividends payable, a decline in cash and cash equivalents, and a decline in accounts receivable. The decline in accounts payable and accrued charges is due largely to capital and landfill asset purchases and compensation expense accrued at December 31, 2008 and paid in the current quarter. Changes to the Company's dividend policy contributed to the increase in dividends payable while the decline in cash and cash equivalents is a function of timing. The movement in accounts receivable is outlined above.

Disclosure of outstanding share capital

	March 31, 2009
	Shares	$
Common shares	67,344	1,096,673
Special shares	11,137	—
Restricted shares	(210)	(3,985)

Total contributed equity	78,271	1,092,688

Shareholders' equity

        The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

        Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

        On March 6, 2009, the Company closed its public offering of 8,500 common shares for total gross proceeds of $80,750 or $9.50 per share. The Company applied the net proceeds from the public offering, approximately U.S. $61,500, to the repayment of outstanding borrowings on its U.S. long-term debt facility.

        On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at $9.50 per share for total gross proceeds of $12,113. The Company applied the net proceeds from the over-allotment option, approximately U.S. $9,500, to the repayment of outstanding borrowings on its U.S. long-term debt facility.

Special Shares

        Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one common share of the Company. For each PPS exchanged the same number of special shares is automatically cancelled.

Preferred Shares

        At March 31, 2009, no preferred shares are issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

        As of April 29, 2009, 10,879 PPSs have been converted into common shares of the Company since issuance on January 21, 2005. Each holder of a PPS receives dividends equivalent to those received by holders of the Company's common shares. Assuming exchange of all special shares, for common shares of the Company, 78,481 equivalent common shares would be outstanding at March 31, 2009.

Liquidity and Capital Resources
(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Contractual obligations	March 31, 2009
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	965,615	$47,000	$729,554	$—	$189,061
Landfill closure and post-closure costs, undiscounted	497,833	11,360	18,231	24,119	444,123
Operating leases	41,195	7,497	9,973	7,932	15,793
Other long-term obligations(3)	21,000	—	—	—	21,000

Total contractual obligations	$1,525,643	$65,857	$757,758	$32,051	$669,977

Notes:

(3)
Other long-term obligations include the following: payments on account of a license agreement to use the trade name "BFI" and the related logo for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

        Summarized details of the Company's long-term debt facilities at March 31, 2009 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance	Available capacity
Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debentures, series A	$47,000	$47,000	$—	$—
Senior secured debentures, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$136,000	$24,916	$144,084
U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$276,000	$126,903	$185,597
IRBs	$104,000	$104,000	$—	$—

  Senior secured debentures, series A

        The Company plans to draw on its available Canadian revolving credit facility capacity to repay its senior secured series A debentures which mature on June 26, 2009. Drawing on the revolving credit facility has no impact on the Canadian segments funded debt to EBITDA(A) covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings in its determination. If interest rates on variable rate lending remain at current levels, the Company will enjoy an interest expense savings of approximately 4.0% on $47,000 of borrowings from the date of repayment through the balance of 2009.

  U.S. term loan and revolving credit facility

        Effective March 31, 2009, the funded debt to EBITDA(A) covenant declined to a maximum of 4.0 times. Concurrently the Company's long-term U.S. debt facility precludes the U.S. corporation from paying dividends should the funded debt to EBITDA(A) ratio exceed 3.9 times, which is a decline from the previous threshold of 4.15 times.

  Long-term debt to EBITDA(A)

        At March 31, 2009, the Company is not in default of its long-term debt facility covenants. The Company's long-term debt to EBITDA(A) covenant obligations are not subject to foreign currency exchange fluctuations. Accordingly, holding the foreign currency rate between Canada and the U.S. at parity, results in a long-term debt to EBITDA(A) ratio of 2.71 times. Readers are reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in the foregoing ratio and that the Company has two revolving credit facilities to support its Canadian and U.S. segment operations which require financial covenant tests to be prepared independently.

  Funded debt to EBITDA(A)

        At March 31, 2009, long-term debt to EBITDA(A) for Canada and the U.S., as defined and calculated in accordance with the underlying Canadian and U.S. long-term debt facility covenants, are as follows:

	Canada	U.S.
Funded debt to EBITDA(A)	1.96	3.44
Funded debt to EBITDA(A) maximum(4)	2.75	4.00

Notes:

(4)
The U.S. long-term debt facility funded debt to EBITDA(A) covenant contractually declined to a maximum of 4.0 on March 31, 2009 from a maximum of 4.25 at December 31, 2008. Concurrently, the U.S. long-term debt facility precludes the U.S. corporation from paying dividends should the funded debt to EBITDA(A) ratio exceed 3.9 (December 31, 2008 — 4.15). The Company expects to fund all, or a significant portion of, its 2009 dividend payments from its Canadian operations and has applied the net proceeds from its offering in March 2009 to repay U.S. revolving credit facility advances.

  Risks and restrictions

        A portion of the Company's term loan, its two revolving credit facilities, and a portion of its IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. The Company has hedged U.S. $195,000 of variable rate interest on its U.S. long-term debt facility. The balance of drawings on the U.S. long-term debt facility, U.S. $276,000, together with amounts drawn on the Company's Canadian revolving credit facility totaling $136,000, and amounts drawn on a portion of the IRBs, U.S. $59,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a U.S. $2,760, $1,360, and U.S. $590, change in annualized interest expense incurred on the Company's U.S. long-term debt facility, Canadian revolving credit facility, and IRBs, respectively.

        The Company is obligated under the terms of its debentures, term loan, revolving credit facilities, and IRBs (collectively the "facilities") to repay the full principal amount of each at their respective maturities. A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the relevant indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay these facilities in full.

        The terms of the facilities contain restrictive covenants that limit the discretion of Company management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require the Company to meet certain financial ratios and financial condition tests. A failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay these facilities in full.

        Management of the Company actively reviews its financing alternatives.

  Other

        In April 2008, DBRS re-affirmed their rating of BBB low on the Company's Canadian senior secured series A and B debentures. The rating was subsequently placed under review pending the results of the Company's conversion. In July 2008, S&P re-affirmed their rating of BB on the Company's U.S. term loan and revolving credit facility and issued a rating of B+ on U.S. $45,000 of IRBs which were converted to fixed, from a floating rate of, interest. In October 2008, Moody's Investor Services re-affirmed their rating of B1 on the Company's U.S. term loan and revolving credit facility and changed its outlook to negative. The negative outlook is subject to adjustment, but required either a covenant modification of the funded debt to EBITDA(A) reduction to 4.0 in March 2009 or a demonstrated reduction in current funded debt to EBITDA(A) levels.

Cash flows

	Three months ended March 31
	2009	2008	$Change
Cash flows generated from (utilized in):
Operating activities	$60,978	$42,934	$18,044
Investing activities	$(22,968)	$(41,758)	$18,790
Financing activities	$(40,497)	$3,373	$(43,870)

  Operating activities

        Foreign currency exchange accounts for approximately $6,100 of the period over period change, while changes in non-cash working capital contributed approximately $8,800. As outlined above, changes to the Company's dividend policy, which occurred in conjunction with the Company's conversion from an income trust to a corporation, coupled with the Company's share offering in March 2009, contributed to the increase in dividends payable, and accordingly, non-cash changes in working capital, approximately $16,800. Declines in accounts payable and accrued charges partially offset the increase in dividends payable, and their declines represent timing differences in capital and landfill asset accruals coupled with management compensation payments made in the first quarter.

  Investing activities

        The decrease in cash utilized in investing activities is due almost exclusively to a decline in acquisitions period over period, approximately $18,800. The repayment of long-term debt, coupled with a continued focus on the business, has curtailed the Company's current period acquisition activity. Working capital adjustments were the primary contributor to the rise in capital and landfill purchases, due principally to assets required to satisfy new contract wins and landfill construction activities, while net proceeds on the sale of capital and landfill assets partially offset these increases.

  Financing activities

        Net proceeds from the Company's share offering, approximately $88,400, were directed to the repayment of U.S. long-term debt facility borrowings. In addition, the Company applied approximately $38,100 of cash generated from operating activities and the sale of capital and landfill assets to the repayment of long-term debt in both Canada and the U.S., compared to net borrowings of approximately $34,600 in the prior period. Changes to the Company's dividend policy, coupled with a decline in the Company's acquisition activity, is the primary reason for the decline in net borrowings period over period.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Risks and Uncertainties

        The Company is subject to various risks and uncertainties which are summarized below. Additional details are contained in the Company's 2008 Annual Information Form, which can be found at www.sedar.com.

  •
  renewal or maintenance of landfill operating permits

  •
  leverage, restrictive covenants, and capital requirements

  •
  downturns in the world wide economy

  •
  continued focus on growth through acquisition

  •
  continued management of business growth

  •
  loss of contracts through competitive bidding or early termination

  •
  reliance on third party disposal customers

  •
  geographic concentration of operations

  •
  customer concentration

  •
  weather and seasonality

  •
  union labour agreements

  •
  fuel surcharge cost pass through

  •
  reliance on key management executives

  •
  localized decision making

  •
  surety bonds, letters of credit, and insurance

  •
  uninsured and underinsured losses

  •
  legislation and governmental regulation

  •
  environmental regulation and litigation

  •
  environmental contamination

  •
  competition

  •
  governmental initiatives to reduce landfill disposal by encouraging alternatives

  •
  control and influence of participating preferred shareholders

  •
  foreign exchange exposure

  •
  accounting estimates

  •
  internal control over financial reporting and disclosure control procedures

  •
  shareholder dilution

  •
  future exchanges of the non-controlling interests investment

  •
  market conditions resulting in share price volatility

  •
  uncertainty of future dividend payments and level thereof

Outlook
(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Overview

        Management is committed to employing its improvement and market-focused strategies with the goal of continuously delivering value to its shareholders. Management's objective is continuous improvement, which equates to continuous revenue growth coupled with effective cost management. New market entry, existing market densification, and landfill development will be a continued focus of the Company as it looks for ways to expand its operations, increase customer density in strategic markets, and increase internalization. The Company's strengths remain founded in the following: consistent historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. Management remains committed to actively managing these strengths in the future.

Strategic acquisitions

        In the long-term, the Company remains committed to its review and pursuit of new market and strategic "tuck-in" acquisitions. Current disruptions in the economy and financial markets have impacted the Company's acquisition strategy. Accordingly, management expects that in the near-term, only accretive "tuck-in" acquisitions are likely to be completed.

Operations

        Management is active in various permit expansion efforts at certain landfills as permitted life is consumed. Additionally, management is actively developing alternatives to replace its Calgary landfill site and is also active in its efforts to expand the Lachenaie landfill. In June 2008, the Company received a certificate of authorization, to allow the Lachenaie landfill to continue operating through July 2009 while management works on a longer-term expansion initiative. Development spending in respect of the Lachenaie expansion initiative is included in landfill development assets on the Company's consolidated balance sheet.

        Fuel and commodity surcharges, and environmental costs, including government imposed disposal charges, will continue to be passed through to the end customer, with a view to eliminating variability in the Company's operating results and cash flows. Management has entered into some fuel hedges and will continue to review its hedging alternatives for fuel in light of current market conditions. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues and, all else equal, reduce the gross operating margin (defined as revenues less operating expenses divided by revenues).

        Significant landfill volumes have been received and may not continue at a similar rate.

        Residential and other government contracts bids may require significant capital expenditures and may require the Company to borrow on its long-term debt facilities. EBITDA(A) resulting from new contract wins will materialize in subsequent periods.

Other

Taxation

        In conjunction with the Company's conversion from an income trust to a corporation, intercompany notes existing within the structure, prior to conversion, were effectively repaid or capitalized. Accordingly, intercompany interest expense borne by the Company's subsidiaries is, post conversion, no longer available to shelter income subject to tax. Once the Company utilizes the tax shelter available from carryforward losses, the Company's cash tax expense will increase.

Financing strategic growth

        One of management's principal longer-term objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on the Company's ability to access debt and equity in the capital markets. Any restrictions will affect the Company's growth through strategic acquisition.

Withholding taxes on foreign source income

        When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income. An increase in dividends paid, or the erosion of IESI's ability to return capital, will result in increasing withholding taxes from foreign source income received by the Company.

Optimization of tax losses and tax efficiency of structure

        Management periodically reviews its organizational structure to promote tax efficiency and optimize the use of tax losses within the structure. The Company expects to incur additional reorganization costs in this regard.

Amortization

        Through December 31, 2008, the Company applied CICA accounting standard for business combinations (section 1581), which required the Company to apply the purchase method of accounting to all acquisitions. The purchase method of accounting required the Company to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, the Company's amortization of capital, landfill and intangible assets not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though the Company has grown organically, a significant portion of its growth has been through acquisitions. Therefore, fair value adjustments included in the Company's amortization expense are significant. The Company's most notable fair value adjustments arose from the formation of the Company's predecessor company, the Company's initial public offering, and the Company's acquisitions of; IESI, the Ridge landfill, and Winters Bros. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by the Company, the following selected amounts demonstrate the impact fair value adjustments had on the Company's amortization expense for the year ended December 31, 2008: fair value adjustments for landfill assets and recognized intangible assets on the Company's initial public offering accounted for approximately $21,300, or 11.9%, of the Company's 2008 amortization expense, and fair value adjustments for capital and landfill assets recognized on the Company's acquisition of IESI accounted for approximately $20,000, or 11.2%, of the Company's 2008 amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset. For landfill assets, this is the landfills permitted or deemed permitted useful life. As the Company continues to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

Critical Accounting Estimates

Landfill closure and post-closure costs

        In the determination of landfill closure and post-closure costs the Company employs a variety assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and governmental oversight and regulation.

        Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have material adverse or positive effect on the Company's financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel price or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

        All else equal, a decline in either of the risk free rate or the Company's credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs at any given time, as cost estimates are estimated applying present value techniques. Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates at any given time. Fluctuations in either of these estimates could have a material adverse or positive effect on the Company's financial condition and operating performance.

        All else equal, a decrease or increase in expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs at any given time. A change to the Company's inflation estimate could have a material adverse or positive effect on the Company's financial condition and operating performance.

        Landfill capacity estimates are estimated at least annually using survey information typically provided by independent engineers. An increase in capacity estimates, due to changes in the landfills operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs reported at any given time, but does affect the recognition of expense in subsequent periods. All else equal, accretion expense recorded to operating expenses will increase and thereby reduce EBITDA(A), with a corresponding decrease in landfill amortization expense. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive effect on the Company's financial condition and operating performance.

        Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through governmental oversight and regulation could have a material adverse or positive effect on the Company's financial condition and operating performance. If the timing of expenditures becomes more near term, recorded landfill closure and post-closure cost estimates will increase. Changes to governmental oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill's operating permit inactive will result in the Company accelerating the recognition of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

        Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Landfill assets

        Similar to landfill closure and post-closure costs, the determination of amortization rates for landfill assets requires the Company to employ a variety assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and governmental oversight and regulation.

        Changes to any of the foregoing estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive effect on the Company's financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Changes which decrease cost estimates or increase capacity estimates will have an inverse effect.

        Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit. These amounts are amortized over the period the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill's operating permit inactive will result in the Company recognizing an impairment charge on landfill assets, and this charge could be material.

        Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Goodwill

        The Company tests goodwill for impairment at least annually or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The impairment test is a two step test. The first test requires the Company to compare the fair value of a reporting unit to its carrying amount. If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds it fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess.

        The fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. To establish fair value, the Company may employ one or more valuation techniques including a market multiple based approach. Accordingly, if the Company's enterprise value declines due to share price erosion or the Company's EBITDA(A) declines as a result of a more pronounced and continuing recession, goodwill may be impaired and could have a material adverse effect on the Company's financial condition and operating performance.

        The Company will continue to monitor both economic and financial conditions and re-perform its goodwill test for impairment as conditions warrant.

Income taxes

        Future income taxes are calculated using the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on future income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of future income tax assets.

        Significant changes to substantively enacted tax rates or laws, or estimates of timing difference reversal, could result in a material adverse or positive effect on the Company's financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact the Company's ability to utilize its tax loss carryforwards which could have a significant impact on future income taxes.

Accrued accident claims reserve

        The Company is self-insured for certain general liability, auto liability, and workers' compensation claims. For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of U.S. $250 and U.S. $500, depending on the policy period in which the claim occurred. Annually, the Company uses independent actuarial reports as a basis for developing estimates for reported claims and estimating claims incurred but not reported.

        Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on the Company's financial condition and operating performance.

Other

        Other estimates include, but are not limited to, the following: estimates of the Company's allowance for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; and estimates used in the development of employee future benefit plan amounts, including but not limited to discount rates, expected long-term rates of return on plan assets, rates of compensation increases and the average remaining service period for active employees.

Environmental Matters

Legislation and governmental regulation

        The Company is subject to extensive legislation and governmental regulation that may restrict or increase the cost of its operations.

        The Company's equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict the operations and growth of the Company.

        The Company's compliance with regulatory requirements is costly. The Company may be required to enhance, supplement or replace its equipment and facilities and to modify landfill operations and, if it is unable to comply with applicable regulatory requirements, it could be required to close certain landfills. The Company may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate the Company to spend monies in addition to those currently accrued.

        Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency ("EPA") established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If IESI fails to comply with the Subtitle D regulations, it could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over IESI. The financial obligations of the Company arising from any failure to comply with the Subtitle D regulations could harm its business and operating results.

        Certain of Company's waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, the Company's collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which IESI operates, it could have an adverse effect on the Company's operating results, including IESI landfills that receive a significant portion of waste originating from out-of-state. In addition, management believes that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states' landfills.

        Collection, transfer, and landfill operations for IESI may also be affected by "flow control" legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by IESI.

        In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the "Business Integrity Commission"), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay the Company's consummation of acquisitions in New York City, which could limit its ability to expand its business in this region.

        From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If additional fees are imposed in jurisdictions in which the Company operates and it is not able to pass the fees through to its customers, the Company's operating results would be negatively affected.

        The Company and its senior representatives, managers and other employees must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which the Company will be subject, could require it to make significant expenditures or otherwise affect the way it operates its business, and could affect the Company's financial condition and results of operations.

Environmental regulation and litigation

        The Company may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. It may also be subject to court challenges of its operating permits.

        Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of the Company's permits, franchises or licenses for violations or alleged violations of environmental laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which the Company will operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with Company's operations.

        From time to time, the Company has received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that its operations are not in compliance with its permits or certain applicable environmental or land use laws or regulations. The Company will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, the Company may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for Company's services, and negatively impact results from operations. A significant judgment against the Company, the loss of a significant permit or license or the imposition of a significant fine could also affect the Company's financial condition and results of operations.

        IESI's future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

        The Company may have liability for environmental contamination associated with its own current and former facilities as well as third party facilities. The Company may also be susceptible to negative publicity if it is identified as the source of potential environmental contamination.

        The Company could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated its properties, including soil or water under its properties, or if such substances from its properties contaminate or have contaminated the properties of others. The Company could be liable for this type of contamination even if the contamination did not result from its activities or occurred before the Company owned or operated the properties. The Company could also be liable for such contamination at properties to which it transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the Company could have to pay all recoverable damages, even if the Company did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While the Company may seek contribution for these expenses from others, it may not be able to identify who the other responsible parties are and it may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If the Company incurs liability and if it cannot identify other parties whom it can compel to contribute to its expenses and who are financially able to do so, it could impact the Company's financial condition and results of operations.

        In addition, the Company has previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature of Company's acquisition of these businesses, and other factors, the Company could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties the Company obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

        The Company could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect the Company's financial condition and results of operations.

        The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an "Inactive Hazardous Waste Disposal Site". In September 2003, the Department of Environmental Conservation ("DEC") issued a consent order which requires the Seneca Meadows landfill to develop a hazardous waste disposal site remedial program for the landfill. Because the remediation effort is ongoing, the total cost of the remediation is subject to change. In October 2003, IESI purchased a 10 year "Clean-up Cost Cap Insurance Policy" which provides an additional U.S. $25,000 of coverage (with 10% co-pay) in excess of a self-insured retention for the estimated remediation costs. If the total cost of expected compliance costs or any remediation substantially exceeds the Company's applicable reserves and insurance coverage, it could affect the Company's financial condition and results of operations.

New Accounting Policies Adopted

Goodwill and intangible assets

        Effective January 1, 2009, the Company adopted CICA accounting standard Goodwill and Intangibles (section 3064). CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. The adoption of CICA 3064 had no impact on the Company's consolidated financial statements.

Business combinations

        Effective January 1, 2009, the Company early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581). This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and accordingly its adoption had no effect on previously reported amounts.

Consolidated financial statements

        Effective January 1, 2009, the Company early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Adopting this standard had no effect on the Company's previously reported consolidated financial statements.

Non-controlling interests

        Effective January 1, 2009, the Company early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This section requires retrospective application with certain exceptions. Adopting CICA 1602 changes the Company's presentation of non-controlling interests from mezzanine equity to equity on the Company's consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income are attributed to shareholders' equity and non-controlling interest. Adopting this section affects the Company's determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

New Accounting Policies Requiring Adoption

International Financial Reporting Standards ("IFRS")

        On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company anticipates filing a Preliminary Short Form Base Shelf Prospectus and applying for a listing on the New York Stock Exchange in 2009. Therefore, the Company expects to report its consolidated financial results in U.S. GAAP commencing in 2009 and expects to transition to IFRS in accordance with the timing set forth by the Securities and Exchange Commission.

Definitions of EBITDA and free cash flow

(A)
All references to "EBITDA" in this MD&A are to "income before the following" on the consolidated statement of operations and comprehensive income. "Income before the following" excludes some or all of the following: "amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, and income taxes". EBITDA is a term used by the Company that does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of the

  Company's operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by management as either non-cash (in the case of amortization, certain financing costs, net gain or loss on financial instruments, net foreign exchange gain or loss, and future income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, certain financing costs, other expenses, and current income taxes). EBITDA is a useful financial and operating metric for management, the Company's Board of Directors, and its lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for exclusion of each item are as follows:

  Amortization — as a non-cash item amortization has no impact on the determination of free cash flow[nc_nb](B).

  Interest on long-term debt — interest on long-term debt is a function of the Company's debt/equity mix and interest rates; as such, it reflects the treasury/financing activities of the Company and represents a different class of expense than those included in EBITDA.

  Financing costs — financing costs are a function of the Company's treasury/financing activities and represents a different class of expense than those included in EBITDA.

  Net gain or loss on sale of capital and landfill assets — proceeds from sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay the Company's revolving credit facility.

  Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

  Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

  Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by the Company. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in EBITDA.

  Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from the daily operations of the Company.

  EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between EBITDA and net income (loss) are detailed in the consolidated statement of operations and comprehensive income beginning with "income before the following" and ending with "net income (loss)".

(B)
The Company has adopted a measurement called "free cash flow" to supplement net income (loss) as a measure of operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by GAAP, is prepared before dividends and distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align the Company's disclosure with disclosures presented by other U.S. based companies in the waste industry, to assess the Company's primary sources and uses of cash flow, and to assess the Company's ability to sustain its dividend. All references to "free cash flow" in this MD&A have the meaning set out in this note.

QuickLinks

  Exhibit 4.5